Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, British Columbia

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free: 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS:

Robert Heath, Chairman & CEO / Mark Stephens, CFO

Triant Technologies Inc.

250.754.4223

mail@triant.com

FOR IMMEDIATE RELEASE

Asian Semiconductor Manufacturer Selects Triant for Multiple Fab-wide Licenses

VANCOUVER, CANADA — DECEMBER 22, 2003 — Triant Technologies Inc. (TSX:TNT; OTCBB:TNTTF) today reported that a major semiconductor manufacturer in Asia-Pacific has selected Triant’s ModelWare for multiple fab-wide licenses. Currently, Triant has deployed two fab-wide licenses of ModelWare at this customer, and is anticipating additional orders for several more factories in 2004.

Robert Heath, Triant’s Chairman & CEO, commented, ”This customer chose ModelWare to obtain a competitive advantage in semiconductor manufacturing. We continue to see more focus from our customers on fab-wide deployments as they realize the benefits of our solution to improve the effectiveness of their wafer processing equipment. We are currently deployed on almost 4,000 pieces of equipment and five out of the top ten semiconductor manufacturers in the world use ModelWare, which we believe clearly positions us as a leader amongst APC (Advanced Process Control) vendors. The unfolding migration to 300mm fabrication plants will be a key catalyst for broad APC adoption.

We have also just released version 5.0 of ModelWare. Amongst its many new features, this version combines a new message-bus technology for routing of data instantly from tools to servers where modeling and reporting can be executed in a time-effective manner. Version 5.0 also contains the first release of our MEDIC application, an advanced product for diagnosing equipment problems in semiconductor manufacturing. Our beta customers have given us very positive feedback on this version, which we believe sets a new standard in the industry.

“The weak world economy and semiconductor industry for the past two years have reduced capital spending and have lengthened Triant’s sales cycle in some cases. Despite the uncertainty that the semiconductor industry has experienced, Triant’s customers are cautiously deploying APC (Advanced Process Control) solutions to provide them with a competitive advantage in the area of advanced manufacturing.

“As we head into 2004, we are encouraged that semiconductor equipment manufacturers expect their sales to grow by 39% in 2004, following a modest increase of 8% this year. We see significant opportunities for Triant in Korea, Japan, USA, Europe and Taiwan. We are continuing to pursue licensing, service and maintenance opportunities for ModelWare and related products with various semiconductor manufacturers through Triant’s distribution channels in Asia and directly in Europe and the United States.”

“Looking ahead from a strategic perspective, we will continue to focus on meeting the following objectives:

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Expanding deployments of ModelWare in existing accounts and opening up new accounts in Asia, USA and Europe where evaluations are in-progress

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Focusing on fab-wide deployments of ModelWare

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Continuing to provide customers with an excellent global sales, support and service organization

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Focusing our applications engineering group on solving our customers’ tough manufacturing problems thereby providing a solid return on investment for the deployment of ModelWare

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Enhancing ModelWare; developing new and complementary products aimed at the semiconductor industry; and cautiously exploring new vertical markets

“We believe Triant is the industry leader in terms of the number of fault detection licenses implemented and our blue chip customer base. Our expanding deployments of ModelWare licenses globally and the emergence of Triant as a leading APC vendor indicate that there is a growing demand for this technology from the major semiconductor manufacturers.”

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.